                               UNITED STATES                    OMB APPROVAL

                     SECURITIES AND EXCHANGE COMMISSION    --------------------------

                           Washington, D.C. 20549          OMB Number: 3235-0145

                                SCHEDULE 13D               --------------------------

                                                           Expires: February 28, 2009

                Under the Securities Exchange Act of 1934

                           (Amendment No. )*       --------------------------

                                                           Estimated Average burden

                                                           hours per response  11

                                                           --------------------------

DATAJUNGLE SOFTWARE INC.

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                                (Name of Issuer)

COMMON

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                          (Title of Class of Securities)

23804C 10 3

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                                 (CUSIP Number)

               Nexxt Capital Corp., 4 Sellers Court, Nepean, ON, K2H 7Y7

(613) 286-8090

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           (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

           August 29, 2007

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804C 10 3                  13D

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above

     Persons

Nexxt Capital Corp.

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 (2) Check the Appropriate Box if a Member     (a)  / /

     of a Group*                               (b)  / /

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 (3) SEC Use Only

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 (4) Source of Funds*

PF

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)

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 (6) Citizenship or Place of Organization

Ontario, Canada

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Number of Shares              (7) Sole Voting

 Beneficially Owned                 Power            4,985,487

 by Each Reporting           --------------------------------------------------

 Person With                  (8) Shared Voting

                                    Power            Nil

                             --------------------------------------------------

                              (9) Sole Dispositive

                                    Power            4,985,487

                             --------------------------------------------------

                             (10) Shared Dispositive

                                    Power            Nil

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

4,985,487

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

12.13%

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(14) Type of Reporting Person*

CO

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SCHEDULE 13D

CUSIP 23804C 10 3

Item 1.  Security and Issuer

Common shares

DataJungle Software Inc.

1 Hines Road, Suite 202, Ottawa, Ontario, K2K 3C7

Item 2.  Identity and Background

   a)     Nexxt Capital Corp.

         b)     4 Sellers Court, Nepean, ON, K2H 7Y7

c)

    Holding company

d)     Nexxt Capital Corp. has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)     Nexxt Capital Corp. has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)

    Canadian

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Share Exchange Agreement (the “Agreement”) between Quad Metals Corporation (“Quad”) and DataJungle Ltd. (“DataJungle”) which was considered completed effective October 1, 2003, the following transactions occurred related to person identified in Item 2:

Quad entered into an agreement to guaranty approximately $447,101 of convertible debt of DataJungle held by Capital House Corporation and to permit this debt to be convertible at any time to 4,009,302 common shares of Quad.

Subsequent to October 1, 2003, Capital House Corporation advanced additional funds of $34,286 to DataJungle under the guaranty described above increasing the number of shares on the conversion right to 4,309,302.

No part of the above transactions were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

On January 24, 2006, Capital House Corporation assigned its interest in the convertible debt and the related right to convert the convertible debt to 4,309,302 common shares of DataJungle Software Inc. to a number of other parties.  These parties subsequently exercised the right to convert the convertible debt to 4,309,302 common shares of DataJungle Software Inc.  Nexxt Capital Corp. received 1,098,644 common shares of DataJungle Software Inc. on the conversion.

On August 29, 2007, Capital House Corporation assigned $217,294.54 of debt and accrued interest to Nexxt Capital Corporation and Synergistic Affiliates Inc. assigned $56,964.38 of debt and accrued interest to Nexxt Capital Corp.  The total debt and accrued interest of $274,258.92 is convertible at the date of this filing into 2,515,548 shares of common stock of DataJungle Software Inc. and warrants to purchase 1,371,295 shares of common stock of DataJungle Software Inc. at $0.30 per share until December 31, 2010.

Item 4.  Purpose of Transaction.

Pursuant to the Agreement described in Item 3, Quad acquired 100% of the outstanding shares of DataJungle in exchange for 7,753,719 common shares of Quad.  Pursuant to the Agreement, Quad also had an obligation to issue 5,249,281 common shares to holders of debt of DataJungle (this obligation was subsequently reduced to 5,182,697 common shares due to waiver of interest by a holder of the DataJungle debt).  In addition, Quad also entered into an agreement to guaranty approximately $447,101 of convertible debt of DataJungle and to permit this debt to be convertible at any time to 4,009,302 common shares of Quad (which was subsequently increased to 4,309,302 common shares as described in Item 3). The transactions described above would result in the former shareholders and holders of debt in DataJungle owning a controlling interest in the common shares of Quad.  Subsequent to the Agreement, the name of Quad was changed to DataJungle Software Inc.

On January 24, 2006, Capital House Corporation assigned its interest in the convertible debt as described in Item 3.

On August 29, 2007, Nexxt Capital Corp. assumed debt and accrued interest from Capital House Corporation and Synergistic Affiliates Inc.

a)       Other than described above, there are no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, that reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b)       There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)       There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)       After completion of the Agreement described above, five (5) representatives of DataJungle shareholders became Directors of Quad replacing three (3) Directors of Quad.  After completion of the Agreement described above, five (5) representatives of DataJungle became Officers of Quad replacing three (3) Officers of Quad.  On January 24, 2006, DataJungle Software Inc. had four (4) Directors.  On August 29, 2007, DataJungle Software had three (3) Directors.

e)       Other than described above, there are no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

f)       As a result of the Agreement described above, Quad commenced operations as a software company that develops and markets web-based enterprise-class business intelligence software solutions;

g)       Other than a change in the name of Quad to DataJungle Software Inc. in 2003, a name more reflective of the business activities of Quad after the completion of the Agreement described above, there are no plans or proposals which relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)       There are no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)       There are no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

Act; or

j)       Except as described, there are no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

Shares

Percentage of Class

Nexxt Capital Corp.

4,985,487

12.13%

(b)   Reporting Person

Shares with sole

Shares with

shared

power to vote

power to vote

Nexxt Capital Corp.

4,985,487

Reporting Person

Shares with sole

Shares with

shared

power to dispose

power to dispose

Nexxt Capital Corp.

4,985,487

Item 6  Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and between such persons and any person with respect to any securities of the issuer except as disclosed herein.

Item 7  Material to be filed as exhibits.  None.

Signature         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this

                  statement is true, complete and correct.

Date: August 29, 2007

By:  /s/  Edward Munden

    President

    Nexxt Capital Corp.